August 19, 2009

Larry Spirgel
Assistant Director
Ajay Koduri	VIA EDGAR
Attorney Advisor
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	AccessKey IP, Inc. Registration Statement on Form 10/A Amended on July 16, 2009 File No. 000-53664

Dear Mr. Spirgel:

This letter is to confirm the Company’s extension to respond the SEC’s letter dated July 24, 2009 in regard to the above-referenced filing to August 21, 2009.

Please let me know if you require anything further. Thank you in advance for your attention to this matter.

Sincerely,

Bruce Palmer
President